UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

				FORM 12b-25								SEC FILE NUMBER 000-22711
				NOTIFICATION OF LATE FILING								CUSIP NUMBER 54141F103
(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-CEN ☐	Form N-CSR

	For Period Ended:			December 31, 2019

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LOGICQUEST TECHNOLOGY, INC.
Full Name of Registrant.

Not applicable.
Former Name if Applicable

5 Independence Way, Suite 300
Address of Principal Executive Office (Street and Number)

Princeton, NJ 08540
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

As discussed previously in the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on March 31, 2020 (the “Prior Form 8-K”), the Registrant’s ability to timely file its Annual Report on Form 10-K for the year ended December 31, 2019 (the “Annual Report”) was negatively affected by various measures put in place by governments around the world in controlling the spread of COVID-19, such as imposing travel restrictions and “stay-at-home” orders. New Jersey in particular, where the Registrant’s office is located, is one of the states which has been hardest hit by COVID-19 and as such it has put in place “stay at home” orders which have been effective since March 21, 2020, and which have yet to be lifted. Due to such travel restrictions and “stay-at-home” orders, the Registrant’s staff has been delayed in preparing the Annual Report. Furthermore, due to the above, the Registrant has been delayed in obtaining accounting confirmations from its debtors and vendors for audit purposes which have also delayed the preparation of the Annual Report. The above issues could not be eliminated without undue hardship and expense to the Registrant. As a result, the Registrant is still in the process of compiling required information to complete the Annual Report. The Registrant anticipates that it will file the Annual Report no later than the fifteenth calendar day following the prescribed filing date and following the 45 day extension previously provided to the Registrant pursuant to an order issued by the Securities and Exchange Commission (the “SEC”) on March 25, 2020 (which extended and superseded a prior order issued on March 4, 2020), pursuant to Section 36 of the Securities Exchange Act of 1934, as amended (Release No. 34-88465), as discussed in the Prior Form 8-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Cheng Yew Siong	609	514-5136
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☐	No	☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LOGICQUEST TECHNOLOGY, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 14, 2020	By:	/s/Cheng Yew Siong
Cheng Yew Siong Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.